Via EDGAR Transmission

October 24, 2023

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:          Charli Gibbs-Tabler
                          Jennifer Angelini

Re:       Okta, Inc.
Form 10-K For Fiscal Year Ended January 31, 2023
Response Dated September 27, 2023
File No. 001-38044

To the addressees set forth above:
On behalf of Okta, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, the Company submits this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated October 11, 2023 (the “Second Comment Letter”), issued in response to the Company’s first response letter dated September 27, 2023 (the “First Response Letter”), which was in response to the Staff’s initial comment letter dated September 14, 2023, all relating to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2023, filed with the Commission on March 3, 2023 (the “2023 10-K”).
The numbered paragraphs in italics below set forth the comments of the Staff from the Second Comment Letter together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2023 10-K. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the 2023 10-K.
Response Dated September 27, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

1.Your response to prior comment 2 indicates that you have implemented voluntary projects as part of your ESG program and purchased renewable energy certificates to match 100% of electricity consumption. In light of these projects and purchases, please provide support for the conclusion that increased demand for generation and transmission of energy from alternative energy sources has no material impacts on your operations or results. Include quantification of

Okta, Inc.
100 First Street
San Francisco, CA 94105
info@okta.com
1 888 722 7871
okta.com

the project costs incurred during the periods covered by your Form 10-K and expected to be incurred in future periods, and tell us how you assessed materiality.

Response: As disclosed in the 2023 10-K and noted in the First Response Letter, the Company has implemented projects as part of its Environmental, Social, and Governance (“ESG”) program and set a goal of 100% renewable electricity for the Company’s global real estate footprint on an annual basis. In order to help meet this goal, the Company purchases renewable energy certificates (“RECs”) to match the use of electricity that the Company calculated it had consumed that had been produced by non-renewable sources. For example, in fiscal year 2023, the Company purchased RECs for 17,047 MWh, which match 100% of its estimated electricity consumption for its global offices, remote workforce, and cloud services based on information provided to the Company by third-party vendors for that period.

While the Company is proud of its engagement in ESG initiatives, it believes that the financial impact to the Company of such participation has been and remains immaterial. In fiscal years 2023, 2022, and 2021, the Company expended $0.4 million, $0.1 million, and $0.1 million, respectively, for RECs. The Company is unable to quantify the costs associated with its other voluntary ESG projects noted in its response to prior comment 2 because such costs are commingled with the Company’s office build-out costs and not separately tracked. However, the Company estimates that it spent no more than $0.5 million on its other voluntary ESG projects annually during those periods and therefore the Company believes that such costs are immaterial. By comparison, during those periods the Company’s revenue totaled $1,858 million, $1,300 million, and $835 million, and the Company’s operating expenses totaled $2,124 million, $1,672 million, and $821 million, respectively.

The Company respectfully advises the Staff that the Company carefully considers and prepares its disclosures in accordance with applicable U.S. securities laws and regulations, Commission guidance, and Commission Compliance and Disclosure Interpretations (collectively, the “Disclosure Requirements”), including with respect to materiality within the context of the Company’s business, operating results, and financial condition. In assessing the materiality of costs associated with RECs and the Company’s voluntary ESG projects, the Company took into account the standard of materiality set forth in the Disclosure Requirements and the Commission’s Guidance Regarding Disclosure Related to Climate Change (Securities Act Rel. 33-9160, Feb. 2, 2010) (the “2010 Guidance”). Based on this evaluation, the Company determined that the financial impact of its engagement with respect to RECs did not, and were not reasonably expected to, have a material effect on the Company’s operations and financial results for the periods reported in the 2023 10-K that would require disclosure under the Disclosure Requirements or the 2010 Guidance.

The Company expects future REC expenditures to be similar to those incurred in fiscal year 2023, due to its vendors’ progress in purchasing a greater percentage of their direct electricity consumption through renewable sources, thereby reducing the Company’s need to purchase RECs to match their electricity use, and as a result of the Company's strategy of reducing electricity consumption via energy efficiency improvements, both of which may be offset by its purchase of RECs to match additional electricity consumed if the Company increases its employee headcount.

As the Company engages in future purchases of RECs and continues to implement voluntary projects in connection with its ESG program, it will continue to evaluate the effects of those future purchases and implementations in SEC filings, including disclosures on the Company’s business, financial condition, or results of operations, in light of relevant rules, regulations and guidance and the applicable standard of materiality.

2.Your response to prior comment 3 indicates that you have “not experienced any material physical effects of climate change” and “did not identify any weather-related impacts on [your] business or any weather-related events that caused directly-attributable damages to [your] operations or results.” However, we note disclosure in your Form 10-K that describes events of PG&E shutting off power in order to reduce the risk of wildfires, which resulted in many of your employees being unable to work remotely. Please reconcile this apparent inconsistency, including by providing more information regarding the physical effects of climate change you and your suppliers have experienced during the periods covered by your Form 10-K. Provide the quantification of weather-related damages requested by our prior comment, and tell us how you assessed materiality.
Response: The Company respectfully advises the Staff that, as noted in the First Response Letter, the Company assesses whether any events, including any adverse weather conditions, had a material effect on the Company, including as a result of any damage to the Company’s properties or operations. The Company carefully considers and prepares its disclosures in accordance with Disclosure Requirements and 2010 Guidance, including with respect to materiality within the context of the Company’s properties or operations and the operations of the Company’s customers. The Company also maintains a global security operations center that monitors Company offices and employee locations for a variety of potential security events, including adverse weather conditions.
In preparing its 2023 10-K, the Company assessed whether any events, including the physical impacts of climate change, such as severe adverse weather conditions, impacted the Company’s operations and financial results and the operations of the Company’s customers. The Company also considered the effects of weather-related disruptions to the operations of the Company’s customers based on the Company’s ability to provide its products to the Company’s customers. As noted by the Staff, the Company disclosed in its 2023 10-K that, in the fall of 2019 and 2020, PG&E shut off power to certain cities in the San Francisco Bay Area in order to reduce the risk of wildfires and this resulted in many of the Company’s employees being unable to work remotely. These power shutoffs generally lasted no more than three days at a time, with the duration and effect varying by city. The Company’s headquarters and regional office in the San Francisco Bay Area is located in San Francisco, which was unaffected by the power outages in the fall of 2019 and 2020. In 2019, prior to the power outages, the Company launched “Dynamic Work”, a new framework for its global workforce that provided most employees with the flexibility to work remotely, while providing regional office space for its employees based on the needs of their role. As a result of the Company’s Dynamic Work framework, combined with the fact that its headquarters was unaffected by the power shutoffs, the Company’s employees in the San Francisco Bay Area had the option of working in its headquarters or in another remote location unaffected by the power shutoffs during the fall of 2019 and 2020. Additionally, the Company’s workforce is predominately comprised of exempt, salaried employees who can compensate for unproductive time during a power outage by completing work at other times without the

Company incurring any additional costs related to payment of wages. Any time when an employee was without power in their remote work location did not necessarily translate to an actual loss for the Company. As a result, the Company does not believe that it incurred any costs associated with PG&E shutting off power in order to reduce the risk of wildfires in 2019 and 2020, which was the only severe weather event experienced by the Company during the periods covered by the 2023 10-K, and the Company does not believe that these outages had a material impact on the Company’s operations and financial results. Thus, the Company determined that, despite impacting some of its employees’ ability to work remotely for a brief period of time, the events associated with such power shutoff did not create a disruption to the overall operations of the Company.  The Company did, however, believe that disclosing the specific circumstances from those weather-related events would help investors understand with specificity the risks that the Company could face in the future and, thus, made the specific disclosures in the 2023 10-K.
The Company employs a software-as-a-service business model and generates revenue primarily by selling multi-year subscriptions to its cloud-based offerings. It also relies on third-party cloud service providers to run its operations and thus does not own or operate any co-location data centers. As a result, the Company does not hold inventory and does not operate warehouses or manufacturing facilities. Further supporting the conclusion above, in the last three fiscal years, the Company did not identify any property or inventory damages directly related to weather events.

After completing its review in connection with the 2023 10-K, the Company did not identify any weather-related impacts on its business or any weather-related events that caused directly-attributable damages to its operations or results. The Company will continue to monitor the physical impacts of climate change and severe weather activity on its operations and results. If, in the future, the Company experiences material physical impacts of climate change and severe weather activity on its operations or identifies any weather-related events that cause directly-attributable damages to the Company’s operations or results, the Company will include appropriate disclosures in future filings.

3.We note your response to prior comment 3 regarding insurance. Please quantify for us the cost of insurance for each of the periods covered by your Form 10-K, and clarify how the upward trend in the costs of insurance noted in your response has affected your expectations for insurance costs and availability in future periods, including as a result of weather-related impacts.

Response: The Company respectfully advises the Staff that it has not experienced any material changes to the amount or availability of overall insurance coverage, or coverage specific to weather-related events. As provided in the table below, the overall cost of the Company’s property and casualty insurance (“P&C insurance”) has increased during the periods covered by the 2023 10-K primarily due to (i) the Company’s expansion into new locations and increased office space footprint globally; (ii) the significant increase in the Company’s employee headcount and related increase in workers’ compensation insurance, a component of the Company’s P&C insurance; and (iii) an increase in the Company’s sales levels and related increase in general liability insurance, a component of the Company’s P&C insurance. For the periods covered by the 2023 10-K, the Company experienced an increase in P&C insurance premiums of $0.1 million from fiscal year 2021 to 2022, and $0.1 million from fiscal year 2022 to 2023.

For reference, during fiscal years 2023, 2022, and 2021, the Company had revenue of $1,858 million, $1,300 million, and $835 million, respectively, and as demonstrated in the table below the Company’s overall costs for P&C insurance represented approximately 0.02% of revenue in each of those fiscal years. In addition, for reference, during fiscal years 2023, 2022, and 2021, the Company had operating expenses of $2,124 million, $1,672 million, and $821 million, respectively, and as demonstrated in the table below the Company’s overall costs for P&C insurance represented approximately 0.02% of operating expenses in each of those fiscal years.

(in millions, except percentages)	FY23	FY22	FY21
P&C Insurance Premiums	$0.4	$0.3	$0.2
Revenue	$1,858	$1,300	$835
Operating Expenses	$2,124	$1,672	$821
P&C Insurance Premiums % of Revenue	0.02%	0.02%	0.02%
P&C Insurance Premiums % of Operating Expenses	0.02%	0.02%	0.02%

The Company believes that these P&C insurance premiums as a whole, and any associated weather impacts on such premiums, remained immaterial to warrant disclosure for any of the fiscal years covered by the 2023 10-K. The Company will continue to monitor its costs in these areas and will analyze the materiality of any premium increases to the financial performance or business operations of the Company, and, if material, the Company will include appropriate disclosures in future filings.

* * * *

We hope the foregoing answers have been responsive to your comments. Please do not hesitate to contact me by telephone at ([***]) [***]-[****] or by email at [******] with any questions or comments regarding this correspondence.
Sincerely,

/s/ Larissa Schwartz
Larissa Schwartz
Chief Legal Officer and Corporate Secretary

cc:        Brett Tighe, Chief Financial Officer, Okta, Inc.
             Alan Smith, Senior Vice President, Corporate and Securities, Okta, Inc.
             Rick Kline, Latham & Watkins LLP
             Sarah Axtell, Latham & Watkins LLP